SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 7, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street,
Newtown,
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes No X

Enclosure: Press release – AngloGold Ashanti announces changes to the board of directors

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG ISIN: ZAE 000043485

Change to the board of directors

Shareholders are advised that Mrs E Bradley retired from the board of AngloGold Ashanti at the annual general meeting of shareholders of AngloGold Ashanti held on Tuesday, 6 May
2008. Notice of her impending retirement had been made in the Company’s 2007 annual financial statements.

Johannesburg
6 May 2008

JSE Sponsor : UBS

DIRECTORATE CHANGES

The following changes have taken place to the board of AngloGold Ashanti Limited:

Name
Nature of Change
Mrs Elisabeth le R Bradley
Retired from the board effective 6 May
2008
Taking account of the above the board of directors should read as follows:
Directors
Alternate Directors
Mr R P Edey (Chairman)
(British)
Dr T J Motlatsi (Deputy Chairman)
Mr M Cutifani (Chief Executive Officer)
Mr F B Arisman
(American)
Mr R E Bannerman
(Ghanaian)
Mr J H Mensah
(Ghanaian)
Mr W A Nairn
Prof. L W Nkuhlu
Mr S M Pityana
Mr S R Thompson
(British)
Mr S Venkatakrishnan
(British)

6 May 2008

JSE Sponsor – UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 7, 2008
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary